Form ATS-N

NMS Stock Alternative Trading Systems

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THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE MERITS OR ACCURACY OF THE DISCLOSURES IN THIS FILING

United States Securities and Exchange Commission
Washington, DC

FORM ATS-N

Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)

File No:

{NMS Stock ATS} is making this filing pursuant to the
Rule 304 under the Securities Exchange Act of 1934

- Does the NMS Stock ATS currently operate pursuant to a Form ATS?

☐ Yes ☒ No

Type of Filing (select one)

☐ Initial Form ATS-N	Rule 304(a)(1)(i)
☒ Material Amendment	Rule 304(a)(2)(i)(A)
☐ Updating Amendment	Rule 304(a)(2)(i)(B)
☐ Correcting Amendment	Rule 304(a)(2)(i)(C)
☐ Order Display and Fair Access Amendment	Rule 304(a)(2)(i)(D)

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- Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

- Provide the EDGAR accession number for the Form ATS-N filing to be amended:

☐ Notice of Cessation Rule 304(a)(3)

- Date the NMS Stock ATS will cease to operate: mm/dd/yyyy

☐ Withdrawal of Form ATS-N filing

- Provide the EDGAR accession number for the Form ATS-N filing to be withdrawn:

1

Item 9:   Conditional Orders and Indications of Interest

    a.   Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

        ■ Yes   ☐ No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

TOR ATS receives IOIs only from EMMs. The IOI message contains symbol, side, and size. TOR ATS prices the IOIs at the NBBO. IOIs are transmitted to TOR ATS via direct connectivity (cross connect). EMM Subscribers can also connect through an internet-based VPN. The messaging protocol used in both cases is FIX 4.2 (see Part III, Item 5, a). The IOIs are organized into an IOI book by symbol, and they are prioritized by:

       i.   *Price*
      ii.   *Size*
    ~~ii.~~iii.   *Time of entry*
    ~~iii.i.   Size~~

The IOI book is re-prioritized upon a change in the NBBO, a new IOI arrival, or an IOI cancel request. The receipt of a new IOI will trigger an attempt to match it in the order book. Upon re-prioritization, IOIs keep their time of entry. The IOI book is not visible to either EMM Subscribers, or OEFs.

As TOR ATS receives an OEF order it will first attempt to match it within the order book (at this point, the order is briefly locked to maintain an orderly process). If a match is found within the order book it will result in a cross on TOR ATS; if not, then the system will attempt to match it with an IOI that satisfies its limit price and minimum quantity, provided the OEF did not opt out of IOI interaction. If a match is found with an IOI, the OEF order will be removed from the ATS order book, and it will be routed to the principal book of the EMM that originated the IOI, also known as the "IOI originator" as first defined in Part II, Item 7(a). The EMM may respond with nothing done, a partial execution, or a fill.

The EMM is expected to respond within a configurable timeframe of no more than 50ms. TOR allows the EMM to respond late, up to 900ms. During this time period TOR ATS continues to accept new orders and cancellation requests. In case the EMM didn't respond within 900ms, TOR ATS will remove that IOI from its IOI book, and a cancellation request is sent to that EMM for any remaining quantity of the OEF order. If the EMM responds with a partial execution or a fill after the 900ms, Tor will respond DK (don't know) it.

If no match is found with an IOI, the OEF order removed from the ATS order book, will go next through the Dark ping algorithm, provided the OEF did not opt out of it (for the Dark ping algorithm, see Part III, Item 11, c). In case the OEF order has any leaves after the Dark ping algorithm: if it's an IOC, a cancel acknowledgement will be sent to the OEF; if it's a day order, it will be added to the ATS order book with a timestamp reflecting the current time.

    b.   If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of

interest the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

All Subscribers are assessed a variable commission fee on a per-share or per-notional basis for executions in TOR ATS that is negotiated between TOR and the Subscriber. Variables that can impact the fees include, but are not limited to, the Subscriber type, trading volume, clearing costs, connectivity costs. The preferred method of connectivity is the fiber-optic cross-connect (as described in Part II, Item 6) the cost of which is charged by the Equinix data center and is a negotiated cost item between Tor Brokerage and the Subscriber. Trading fees for NMS stocks priced above $1.00 are per traded share, not to exceed $0.0015 and no less than $0.0002 charged to the order entry firm. Fees may be different for transactions occurring at or within the NBBO but may still not exceed $0.0015 per share. ~~For transactions occurring outside the NBBO, fees are no more than $0.003 per share for stocks trading above $0.00.~~ Fees for NMS stocks priced below $1.00 are between 0.0005% and 0.0008% of the notional value of the trade. The Subscriber is responsible for the fees, costs and expenses associated with its access to and use of TOR ATS, including equipment, software, telecommunications and other connectivity costs, and any of their development costs. The EMMs are charged ~~$0~~ per share, per matched IOI in a range from $0.0008 to $0.0012 and they are not compensated for participation (posting or transacting) therefore having no impact on the fees charged by TOR ATS.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

TOR ~~does not offer~~offers a rebate to Subscribers of TOR ATS in the form of venue fees. All fees are individually negotiated with each Subscriber based on the variables noted in Part III Item 19(a). For OEF orders matched in the TOR ATS order book, for NMS stocks priced above $1.00, the liquidity provider (maker) is paid between $0.0002 and $0.0007 per share; the liquidity remover (taker) is charged between $0.0002 and $0.0015 per share. For OEF orders matched with EMM IOIs, the OEF Subscriber is rebated between $0.0002 and $0.0007 per share for NMS stocks trading above $1.00.

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Part IV: Contact Information, Signature Block, and Consent to Service

Provide the following information of the Person at TOR ATS prepared to respond to questions for this submission:

First Name: Victor Last Name: Sandor

Title: CEO

Email: vsandor@torbrokerage.com   Telephone: 201-941-0002

Primary Street Address of the NMS Stock ATS:
  Equinix Campus, Building NY4
  755 Secaucus Road, Secaucus, New Jersey 07094

Mailing Address of the TOR ATS (if different):
  Tor Brokerage LLC
  9019 Old River Rd., North Bergen, New Jersey 07047

The TOR ATS consents that service of any civil action brought by, or notice of any proceeding before, the SEC or a self-regulatory organization in connection with the alternative trading system's activities may be given by registered or certified mail to the contact employee at the primary street address or mailing address (if different) of the NMS Stock ATS, or via email, at the addresses provided on this Form ATS-N. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said alternative trading system. The undersigned and TOR ATS represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: ~~January 11~~May 12, 2022   TOR ATS

By: Victor Sandor_____   Title: CEO